EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                             25 April 2002



                              WPP GROUP PLC ("WPP")

    OgilvyOne Worldwide acquires direct marketing company, BrandOne, in China


WPP announces that its wholly-owned operating company OgilvyOne Worldwide, the customer relationship management and interactive marketing network, has acquired 60% of the issued capital of BrandOne Advertising Co. Limited ("BrandOne"), one of China's leading direct marketing companies.

Based in Beijing, BrandOne employs 22 people and has a client base which includes Northwest Airlines, Digital China and Yahoo!.

BrandOne reported revenues of RMB 3.83 million for the year ended 31 December 2001 and had net assets of RMB 1.2 million at that date.

The acquisition of BrandOne further strengthens OgilvyOne Worldwide's comprehensive range of communications services to clients and continues WPP's strategy of expanding its networks in fast-growing sectors and important markets.


Contact:

Feona McEwan, WPP                     44-20 7408 2204
www.wpp.com
www.ogilvy.com